Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 36-I dated June 23, 2006*

**Term Sheet No. 1 to
Product Supplement No. 36-I
Registration Statement No. 333-130051
Dated June 23, 2006; Rule 433**

JPMorganChase ⬗

Structured Investments	JPMorgan Chase & Co. $ **Principal Protected Exchangeable Notes due June 28, 2011 (Exchangeable for the Common Stock of The Home Depot, Inc.)**

General

- The notes are designed for investors who seek full principal protection at maturity and who also want to participate in a possible increase in the market price of the Underlying Equity above certain levels to be determined on the pricing date. Investors should be willing to accept a yield to maturity less than on ordinary notes and may be exposed to any decline in the price of the Underlying Equity subsequent to any exchange of the notes.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 28, 2011.
- Payment at maturity will be either cash payment of the greater of your principal and the alternative payment amount or delivery of shares of common stock of The Home Depot, Inc., which we refer to as the Underlying Equity, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.
- Investing in the notes is not equivalent to investing in the common stock of The Home Depot, Inc.
- The notes are expected to price on or about June 23, 2006 or June 26, 2006 and are expected to settle on or about June 29, 2006.

Key Terms

Underlying Equity: Common stock of The Home Depot, Inc., par value $0.05 per share (New York Stock Exchange ("NYSE") symbol "HD"). We refer to The Home Depot, Inc. as "Home Depot."

Payment at Maturity: Unless the notes have been exchanged, for each $1,000 principal amount note held by you at maturity we will pay you an amount in cash equal to the greater of:

(a) $1,000; and

(b) the cash amount in U.S. dollars equal to the product of the Exchange Ratio and the Final Share Price, which we refer to as the Alternative Payment Amount.

You may instruct us at any time until eight business days before the Maturity Date to make your payment at maturity, as described above, in shares of the Underlying Equity. If you make this election, you will receive, in lieu of a cash payment at maturity, the number of shares of the Underlying Equity equal to the Physical Delivery Amount. Fractional shares will be paid in cash.

Exchange Right: You may exchange each $1,000 principal amount note at any time after the settlement date and prior to 11:00 a.m. on the Observation Date for the number of shares of the Underlying Equity equal to the Exchange Ratio or, in your discretion, a cash payment equal to the value of such shares. See "Description of Notes—Exchange Right" and "—Settlement - Determination of the Settlement Amount" in the accompanying product supplement no. 36-I.

Exchange Ratio:
$$\frac{1000}{(\text{Initial Share Price} * \text{Exchange Factor})}$$

subject to adjustments as described in "General Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement no. 36-I.

Exchange Factor: Not more than 120%, to be set on the pricing date.

Physical Delivery Amount: The number of shares of the Underlying Equity per $1,000 principal amount note, equal to the greater of $1,000 and the Alternative Payment Amount, as the case may be, divided by the Final Share Price.

Initial Share Price: The closing price of the Underlying Equity on the pricing date.

Final Share Price: The closing price of the Underlying Equity on the Observation Date

Observation Date: June 23, 2011*

Maturity Date: June 28, 2011*

* Subject to postponement in the event of a market disruption event, as described under "General Terms of Notes" in the accompanying product supplement no. 36-I.

Investing in the Principal Protected Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 36-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 36-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 36-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI's Commission (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $39.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $22.00 per $1,000 principal amount note. The concessions of $22.00 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $39.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-31 of the accompanying product supplement no. 36-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 23, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 36-I dated June 23, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 36-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 36-I dated June 23, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206001683/e24365_424b2.txt

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Underlying Equity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL LINKED TO THE PERFORMANCE OF THE UNDERLYING EQUITY** — At maturity, in addition to your principal, which may be paid in cash or, at your option, shares of the Underlying Equity, any additional return on the notes is linked to the performance of the Underlying Equity. According to its publicly available documents, Home Depot is a home improvement retailer that sells a wide variety of building materials and home improvement, lawn and garden products and provides a number of related services. We make no representation or warranty as to the accuracy or completeness of these publicly available documents.

- **POTENTIAL FOR GAIN ON THE NOTE THROUGH EXCHANGE FEATURES** — You will be able to exchange your notes at any time prior to 11:00 a.m. on the Observation Date. You may participate in the appreciation of the Underlying Equity above the Exchange Factor, if any, by exercising your right to exchange your notes for a number of shares of the Underlying Equity equal to the Exchange Ratio (or, at your discretion, the cash value of such shares).

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 36-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Under this characterization, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make payments to you prior to maturity of the notes. Amounts received at maturity or earlier sale or disposition in excess of your basis will generally be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 36-I and consult your tax adviser regarding your particular circumstances. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on June 22, 2006 and we had determined the comparable yield on that date, it would have been an annual rate of 5.87%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.87%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Equity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 36-I dated June 23, 2006.

- **THE YIELD TO MATURITY IS LESS THAN INTEREST ON DEBT SECURITIES OF A SIMILAR MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING AND MAY UNDER CERTAIN CIRCUMSTANCES BE ZERO** — The return you may realize on your investment may result in a lower effective yield to maturity than you would have obtained if you had invested in notes issued by us or by any issuer with a comparable credit rating that bear interest payments.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT —** The return on the notes at maturity is linked to the performance of the Underlying Equity. If the Underlying Equity does not increase by an amount which causes the Alternative Payment Amount to exceed $1,000, you will receive no more than the principal amount of your notes at maturity.

- **YOUR RETURN ON THE NOTES WILL NOT BE THE SAME AS THE RETURN YOU COULD EARN BY OWNING THE UNDERLYING EQUITY DIRECTLY —** The closing price of the Underlying Equity on June 22, 2006 was $36.48. The Exchange Factor establishes a higher closing level which the Underlying Equity must reach in order for you to obtain a return on your investment at the time of an exchange or at maturity. If the notes had priced on June 22, 2006, in order for you to receive a payment having a cash value in excess of the principal amount of the notes, the closing price of the Underlying Equity would have to increase approximately $7.30 from the pricing date to the Exchange Settlement Date or Maturity Date, as the case may be, assuming an Exchange Factor of 120%.

- **POTENTIAL DECLINE OF THE UNDERLYING EQUITY FOLLOWING EXCHANGE NOTICE —** You may lose some or all of your investment if you elect to receive your payment in shares of the Underlying Equity and the closing price of the Underlying Equity decreases between your exercise of the Exchange Right on the Exchange Date and the Exchange Settlement Date to a level at which the product of the Exchange Ratio and the closing price of the Underlying Equity on the Exchange Settlement Date is less than $1,000.

- **NO DIVIDEND PAYMENT RIGHTS OR VOTING RIGHTS —** As a holder of the notes, prior to receiving shares of the Underlying Equity, if at all, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Equity would have. In addition, Home Depot will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the Underlying Equity and the notes.

- **NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING EQUITY —** We are not affiliated with the issuer of the Underlying Equity. We assume no responsibility for the adequacy of the information about the Underlying Equity or its issuer contained in this term sheet or in the product supplement no. 36-I. You should make your own investigation into the Underlying Equity and its issuer. We are not responsible for the Underlying Equity issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may currently or from time to time engage in business with Home Depot, including extending loans to, or making equity investments in, Home Depot or providing advisory services to Home Depot. In addition, one or more of our affiliates may publish research reports or otherwise express views with respect to Home Depot, and these reports may or may not recommend that investors buy or hold the Underlying Equity. As a prospective purchaser of a note, you should undertake an independent investigation of Home Depot as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN HOME DEPOT STOCK —** While the notes are outstanding, we or our affiliates may carry out hedging activities related to the notes, including in the Underlying Equity or instruments related to the Underlying Equity. We or our affiliates may also trade in the Underlying Equity or instruments related to the Underlying Equity from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the value of the Underlying Equity on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in detail in product supplement 36-I.

Hypothetical Examples of Payment If the Notes are Exchanged or at Maturity

The table below illustrates the cash value of the payment at maturity on a $1,000 investment in the notes, based on a number of assumed variables. These examples are provided for illustration purposes only and assume: (a) an initial issue price of $1,000 per $1,000 principal amount note, (b) an Exchange Factor of 120%, (c) an initial share price of $37.00 per share of the Underlying Equity (and, therefore, an Exchange Ratio of 22.52), and (d) that there are no anti-dilution adjustments and no market disruption events. The actual payment amounts received by you will depend on several variables, including, but not limited to, the closing price of the Underlying Equity on the Observation Date. The numbers appearing in the table below have been rounded for ease of analysis.

1 Price on the Observation Date	2 Appreciation (Depreciation) in the Underlying Equity	3 Value of the Alternative Payment Amount	4 Cash Payment at Maturity	5 Total Return on an Investment in the Notes
$20	(46%)	$450.40	$1,000.00	0%
$30	(19%)	$675.60	$1,000.00	0%
$40	8%	$900.80	$1,000.00	0%
$45	22%	$1,013.40	$1,013.40	1%
$55	49%	$1,238.60	$1,238.60	24%
$65	76%	$1,463.80	$1,463.80	46%
$75	103%	$1,689.00	$1,689.00	69%
$90	143%	$2,026.80	$2,026.80	102%

The table below illustrates the cash value of the payment at several hypothetical Exchange Dates on a $1,000 investment in the notes, based on a number of assumed variables. These examples are provided for illustration purposes only and assume the facts indicated in the paragraph above. The actual payment amounts received by you will depend on several variables, including, but not limited to, the closing price of the Underlying Equity on such Exchange Date. The numbers appearing in the table below have been rounded for ease of analysis.

A Price on Exchange Date	B Appreciation (Depreciation) in the Underlying Equity	C Price at Exchange Settlement Date	D Value of Physical Delivery on Exchange Settlement Date	E Value of Cash Delivery on Exchange Settlement Date	F Total Return on an Investment in the Notes (Physical/Cash)
$40	8%	$40	$900.80	$900.80	(10%)/(10%)
$45	22%	$45	$1,013.40	$1,013.40	1%/1%
$60	62%	$60	$1,351.20	$1,351.20	35%/35%
$45	22%	$60	$1,351.20	$1,013.40	35%/1%
$60	62%	$35	$788.20	$1,351.20	(21%)/35%

The following examples illustrate how the total returns set forth in the tables above are calculated.

Example 1: Prior to 11 a.m. on the Observation Date, the Underlying Equity price is $60 and investor exercises their Exchange Right and requests delivery in physical shares. The investor will therefore receive 22.52 shares of the Underlying Equity. On the Exchange Settlement Date, the Underlying Equity Price has not changed. Therefore the cash value of the shares received on the Settlement Date is equal to $1351.20 per $1,000 note.

Example 2: Prior to 11 a.m. on the Observation Date, the Underlying Equity price is $60 and investor exercises their Exchange Right and requests delivery in physical shares. The investor will therefore receive 22.52 shares of the Underlying Equity. On the Exchange Settlement Date, the Underlying Equity Price has decreased from $60 to $35. Therefore the cash value of the shares received on the Settlement Date is equal to $788.20 per $1,000 note.

Example 3: Prior to 11 a.m. on the Observation Date, the Underlying Equity price is $60 and investor exercises their Exchange Right and requests delivery in cash. Even though the Underlying Equity has decreased in value from $60 to $35 on the Exchange Settlement Date, the investor will still receive $1351.20 on the Settlement Date in cash per $1,000 note.

Example 4: On the Observation Date, the Underlying Equity price is $20. Because the Alternative Payment Amount is below the $1,000, the investor will receive their principal of $1,000 per $1,000 note.

Example 5: On the Observation Date, the Underlying Equity price is $75. Because the Alternative Payment Amount is above the $1,000 the investor will receive a cash payment of $1,689 per $1,000 note.

Public and Historical Information Regarding Home Depot

Public Information

According to its publicly available documents, Home Depot is a home improvement retailer that sells a wide variety of building materials and home improvement, lawn and garden products and provides a number of related services. The Underlying Equity is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act and is listed on the NYSE. Information provided to or filed with the SEC by Home Depot pursuant to the Exchange Act can be located by reference to SEC file number 000-14278. We make no representation or warranty as to the accuracy or completeness of these publicly available documents.

Historical Information

The following graph sets forth the historical performance of the Underlying Equity based on the weekly closing price (in U.S. dollars) of the Underlying Stock from January 5, 2001 through June 16, 2006. The closing price of the Underlying Equity on June 22, 2006 was $36.48. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, de-listings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Underlying Equity has experienced significant fluctuations. The historical performance of the Underlying Equity should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of such stock during the term of the notes. We cannot give any assurance that the price of the

JPMorgan Structured Investments —
Principal Protected Exchangeable Notes Linked to the Common Stock of Home Depot, Inc.

TS- 4

Underlying Equity will increase sufficiently so that you will receive an amount in excess of the principal amount of the notes on the Exchange Settlement Date or Maturity Date, as applicable.



Source: Bloomberg

We make no representation as to the amount of dividends, if any, that Home Depot will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Underlying Equity.

JPMorgan Structured Investments —
Principal Protected Exchangeable Notes Linked to the Common Stock of Home Depot, Inc.

TS- 5